Exhibit 99.1

News Release

Orla Mining Files Request for Arbitration Against Panama

VANCOUVER, BC, July 3, 2024 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") announces that, further to its April 10, 2024, news release, the Company has filed a Request for Arbitration against the Government of Panama under the Canada-Panama Free Trade Agreement (the "FTA").  The Request for Arbitration asserts that measures taken by Panama in respect of the Cerro Quema Project constitute violations of Panama's legal obligations under the FTA and customary international law.

A Notice of Intent to Arbitrate was filed with the Government of Panama under the FTA on March 28, 2024, which was intended to facilitate a 30-day consultation period to reach an amicable resolution to the Company's claim. As no resolution was reached, the Company has proceeded with filing the Request to Arbitrate.

The arbitration will be facilitated and administered by the International Centre for Settlement of Investment Disputes (ICSID) in Washington, DC, under its Arbitration Rules. As part of the FTA requirements, the Company has submitted an initial and preliminary estimate of damages claimed of no less than US$400 million, plus pre-award and post-award interest.

Although the Company intends to vigorously pursue these legal remedies, the Company's preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of Southwestern Panama, about 45 km southwest of the city of Chitre. The project includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. The Company believes that the Cerro Quema Project could be an important social and economic contributor to Panama, creating employment and skills development opportunities and contributing tax, royalty, and other fiscal benefits to the host communities and governments. The Company also maintains a strong commitment to operating in an environmentally responsible manner.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla also developed the Cerro Quema Project for many years, which includes a pre-feasibility-stage, open-pit, heap leach gold project. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including statements regarding the potential benefits of the Cerro Quema Project. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

For further information: For further information, please contact: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, investor@orlamining.com

CO: Orla Mining Ltd.

CNW 16:16e 03-JUL-24